UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

7 November 2007

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F    ☒  Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-145845) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a Report on Form 6-K filed by Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

A table setting forth the authorised and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at June 30, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: November 7, 2007	By:	/s/ Patrick Gonsalves
	Name:	Patrick Gonsalves
	Title:	Assistant Company Secretary

Capitalisation and Indebtedness

The following table sets out the authorised and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 30th June 2007. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30th June 2007
‘000
Share capital of Barclays Bank PLC
Authorised ordinary share capital – shares of £1 each	3,000,000
Authorised preference share capital – shares of £100 each	400
Authorised preference share capital – shares of £1 each	1
Authorised preference share capital – shares of U.S.$100 each	400
Authorised preference share capital – shares of U.S.$0.25 each (1)	80,000
Authorised preference share capital – shares of €100 each	400

Ordinary shares – issued and fully paid shares of £1 each (1)	2,332,561
Preference shares – issued and fully paid shares of £100 each	75
Preference shares – issued and fully paid shares of £1 each	1
Preference shares – issued and fully paid shares of U.S.$100 each	100
Preference shares – issued and fully paid shares of U.S.$0.25 each(1)	30,000
Preference shares – issued and fully paid shares of €100 each	240

£ million
Group Shareholders’ equity
Called up share capital	2,366
Share premium account (1)	9,493
Other reserves	(635)
Other shareholders’ funds	2,565
Retained earnings	13,190

Shareholders’ equity excluding minority interests	26,979
Minority interests	1,810

Total Shareholders’ equity	28,789

Group indebtedness (2)
Subordinated liabilities (3)	15,067
Debt securities in issue(4)	160,212

Total indebtedness	175,279

Total capitalisation and indebtedness	204,068

Group contingent liabilities
Acceptances and endorsements	295
Guarantees and assets pledged as collateral security	33,445
Other contingent liabilities	7,757

Total contingent liabilities	41,497

Notes:

1.

Pursuant to an ordinary resolution of the company dated 5th September 2007, the share capital of the company was increased by the creation of 70,000,000 dollar preference shares of U.S. $0.25 each. On the 13th September 2007, Barclays Bank PLC issued 55,000,000 non-cumulative callable dollar preference shares of $0.25 each. On the 30th September 2007 500,000 shares of £1 each were issued.

2.	“Group indebtedness” includes interest accrued as at 30th June 2007 in accordance with International Financial Reporting Standards.
3.	On the 25th September 2007, Barclays Bank PLC issued $1,250,000 7.434 per cent Step-up Callable Perpetual Reserve Capital Instruments.
4.	As at 30th September 2007 £118,731m (30th June 2007: £160,212) debt securities were in issue, and another £47,956m (30th June 2007: £41,467m) were accounted on a fair value basis.